

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



07052395

DC
No Act
P.E. 4-19-7

April 23, 2007

Paul M. Neuhauser
Attorney at Law
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/23/2007

Re: The Kroger Co.
Incoming letter dated April 19, 2007

Dear Mr. Neuhauser:

This is in response to your letter dated April 19, 2007 concerning the shareholder proposal submitted to Kroger by the General Board of Pension and Health Benefits of the United Methodist Church. On April 11, 2007, we issued our response expressing our informal view that Kroger could exclude the proposal from its proxy materials for its upcoming annual meeting.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Jill V. McIntosh
Law Department
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202-1100

56873

FAX TRANSMISSION

To: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: April 19, 2007

Re: Shareholder proposal submitted to The Kroger Company

Number of pages, including this page = 4

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

April 19, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to The Kroger Company

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church (hereinafter referred to as the "Proponent"), which is the beneficial owner of 124,864 shares of common stock of The Kroger Company (hereinafter referred to either as "Kroger" or the "Company"), and which has submitted a shareholder proposal to Kroger, to respond to the letter dated February 23, 2007, sent to the Securities & Exchange Commission by the Company, in which Kroger contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Kroger's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests Kroger to issue a sustainability report.

RULE 14a-8(i)(7)

The Staff has consistently held that a request for a sustainability report raises such important policy issues that it cannot be excluded as a matter of ordinary business under Rule 14a-8(i)7). See, e.g. *Dean Foods Company* (March 25, 2005); *Wendy's International, Inc.* (February 10, 2005); *Hormel Foods Corporation* (October 22, 2004); *Wal-Mart Stores, Inc.* (February 17, 2004); *Johnson Controls, Inc.* (November 14, 2002). The Company has attempted to avoid these clear decisions by alleging that the Proponent is attempting to micro-mange the issue by dictating the specific content of the report. However, the only suggestion as to content is contained in the Supporting Statement where it is suggested that the Global Reporting Initiative's Sustainability Guidelines be used as a framework. That is hardly micro-managing the content of the requested report. Indeed, we note that both the Proponent's RESOLVE clause and its Supporting Statement are to all intents and purposes the same as the RESOLVE Clause and Supporting Statement submitted to the registrant in *Wendy's International*. In connection with its request for a no-action letter, *Wendy's International* argued, along exactly the same lines that Kroger has argued, that the proposal involved micro-managing. The Staff rejected that argument and denied no-action relief. Since the facts are identical, the Staff should similarly deny no-action relief in the instant case.

For the foregoing reasons, Rule 14a-8(i)(7) is inapplicable to the Proponent's shareholder proposal.

RULE 14a-8(i)(10)

The Company has failed to carry its burden of establishing that the Proponent's shareholder proposal has been substantially implemented.

As explained in the Supporting Statement, the Proponent's shareholder proposal requests two things. First, it requests that the Company articulate its own definition of sustainability. This Kroger has utterly failed to do. Despite the fact that the topic sentence for the second paragraph of Section I of its "Discussion" (see page 3 of the Company's letter) refers to the Company's definition of sustainability, nowhere in that paragraph or in the report itself is there any definition whatsoever. On the contrary, the Company's paragraph seems to assume that by listing topic headings and quoting the Company's CEO to the effect that "it is committed to making a difference" that it has given a definition of the term "sustainability". We submit that it has given no definition at all and that the Company has totally failed to meet this portion, constituting one-half, of the Proponent's request.

The second portion of the request is that the Company provide substantive information on its sustainability initiatives, using certain Sustainability Guidelines. These Guidelines, established by the Global Reporting Initiative (the "GRI"), cover guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Company claims that its report is no mere vague policy statement, but rather provides actual performance data and examples of actual practices. These data and practices are then purportedly detailed on pages 6-7 of the Company's letter. However the data set forth in the letter fail to support the Company's assertion. The Company describes in some detail its charitable giving, but it is not clear that this is responsive to any of the six GRI categories. The Company discusses in some detail its diversity policies. Much as the Proponent applauds these policies, they constitute by a small part of the GRI category of "labor practices and decent work conditions". Similarly, although energy consumption statistics and recycling data are given, these constitute but a small part of the total environmental impacts that are caused by the Company. For example, there is no discussion of either emissions or water usage, there are no performance goals set forth, and no indication of how environmental issues will be addressed going forward. Even with respect to recycling and waste reduction, an examination of page 18 of the Company's Report, which purportedly deals with these matters, reveals that a number of local or regional examples are set forth, but no company wide policy or goal is enunciated. Finally, data are given with respect to the accident rate at the Company's facilities. We submit that a comparison of these four groups of data with the data requested in the six GRI categories establishes beyond cavil that Kroger has not substantially implemented the second prong of the Proponent's request.

Since the Company has not implemented any portion of the first prong of the Proponent's request, and has implemented only a small fraction of the second prong of the request, it has not substantially implemented that request and therefore Rule 14a-8(i)10) is inapplicable to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Jill V. McIntosh
Daniel P. Neilsen

END